Exhibit 99.1

Copa Holdings S.A. Files Annual Report Form 20-F

PANAMA CITY, April 26, 2021 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at http://www.copa.com.

Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link:	https://copa.gcs-web.com/financial-information/sec-filings
Hard Copy Request link:	https://copa.gcs-web.com/printed-materials

For more information please contact Copa Holdings' Investor Relations Department:

Contact:	Raul Pascual – Director of Investor Relations
Phone:	011 (507) 304-2774
Fax:	011 (507) 304-2447

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CONTACT:
Raul Pascual – Panamá
Director-Investor Relations
(507) 304-2774

CPA-G